SCHEDULE 1

Name of Fund/Series	Reapproval Date	Reapproval Day
BNY Mellon ETF Trust
BNY Mellon Global Infrastructure Income ETF	June 30, 2025	June 30th.
BNY Mellon Women's Opportunities ETF	June 30, 2025	June 30th
BNY Mellon Innovators ETF	June 30, 2025	June 30th

Revised: May 7, 2024